Exhibit 21
Ally Financial Inc.

Ally Financial Inc. Subsidiaries as of December 31, 2024

Name of subsidiary	State or sovereign power of incorporation
Ally Bank	Utah
Ally Insurance Holdings Inc.	Delaware
IB Finance Holding Company, LLC	Delaware